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Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Kinross Gold Corporation

We consent to the use of our report dated March 29, 2006, included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) on Form S-8 of Kinross Gold Corporation.

(Signed) KPMG LLP

Toronto, Canada
March 31, 2006

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Consent of Independent Registered Public Accounting Firm